SEC File No. 70-10122

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

CERTIFICATE PURSUANT TO

RULE 24

OF PARTIAL COMPLETION OF

TRANSACTIONS

FIRSTENERGY CORP.

------------------------------------------------------------------------
In the matter of                             :
FirstEnergy Corp.                        :  Certificate Pursuant
:  to Rule 24 of Partial
:  Completion of
:  Transactions
:
SEC File No. 70-10122                  :
(Public Utility Holding Company Act                :
of 1935)                                 :
------------------------------------------------------------------------

TO THE MEMBERS OF THE SECURITIES AND EXCHANGE COMMISSION:

            The undersigned, FirstEnergy Corp. (FirstEnergy) hereby certifies pursuant to Rule 24 of the Rules and Regulations under the Public Utility Holding Company Act of 1935 (the Act), that certain of the transactions proposed in the Applications, as amended, filed in SEC File No. 70-10122 have been carried out in accordance with the Commission’s Order dated June 30, 2003 as follows:

(1)         During the period April 1, 2005 through June 30, 2005, there were no sales of common stock or preferred securities by FirstEnergy.

(2)         FirstEnergy purchased on the open market 285,212 shares of common stock pursuant to its dividend reinvestment plans and zero shares of restricted stock units were granted under employee benefit plans during the second quarter of 2005. The restrictions on restricted stock units lapse over a defined period of time or based on performance. Dividends are received on the restricted stock units and are reinvested in additional shares.

(3)         During the period April 1, 2005 through June 30, 2005, no FirstEnergy common stock was transferred to a seller of securities of a company being acquired.

(4)          During the period April 1, 2005 through June 30, 2005, there was no long-term Debt and Preferred Securities issued by FirstEnergy. FirstEnergy issued the following short-term Debt during the second quarter of 2005:

	Transaction	Maturity		Transaction
	Date	Date	Rate	Amount
CitiBank (FirstEnergy Revolver - $1 Billion 3-Year Facility)
FirstEnergy	6/1/2005	6/8/2005	4.20%	$100,000,000
FirstEnergy	06/08/205	6/14/2005	4.20%	$20,000,000

CitiBank (FirstEnergy Revolver - $2 Billion 5-Year Facility)
FirstEnergy	6/20/2005	6/27/2005	3.65%	$50,000,000

KeyBank (FirstEnergy - $2 Billion Revolver Swingline)
FirstEnergy	6/20/2005	6/21/2005, 6/23/2005	3.64%	$55,000,000
FirstEnergy	6/22/2005	6/23/2005, 6/24/2005	3.58%	$12,000,000
FirstEnergy	6/27/2005	6/28/2005	3.73%	$5,000,000
FirstEnergy	6/30/2005	7/1/2005	3.97%	$41,000,000

(5)          During the period April 1, 2005 through June 30, 2005, the following short-term debt was issued by the Utility Subsidiaries:

	Transaction	Maturity		Transaction
	Date	Date	Rate	Amount
FirstMerit (Ohio Edison Company (OE) Bi-Lateral Facility)
OE	4/22/2005	4/25/2005	3.50%	$6,000,000
OE	6/1/2005	6/6/2005	3.81%	$14,000,000
OE	6/8/2005	6/9/2005	3.75%	$10,000,000

KeyBank (OE Bi-Lateral Facility)
OE	4/22/2005	4/25/2005	3.89%	$20,000,000
OE	6/1/2005	6/3/2005	4.19%	$2,000,000
OE	6/2/2005	6/3/2005, 6/6/2005	4.15%	$8,000,000

Union Bank of California (Pennsylvania Electric Company (Penelec) Bi-Lateral Facility)
Penelec	3/15/2005	4/15/2005	3.81%	$100,000,000
Penelec	4/14/2005	5/16/2005	4.06%	$75,000,000
Penelec	5/16/2005	6/15/2005	4.13%	$75,000,000
Penelec	6/15/2005	7/15/2005	3.63%	$75,000,000

Under the Utility Money Pool, the principal balance of borrowings at the end of the second quarter of 2005 and average interest rate during the second quarter of 2005 are as follows:

Regulated Money Pool	Average	Principal
Loan to/(Borrowing from):	Interest Rate	Balance

OE	2.9303%	$593,020,721
Pennsylvania Power Company (Penn)	2.9303%	(25,597,081)
The Cleveland Electric Illuminating Company (CEI)	2.9303%	(388,417,831)
The Toledo Edison Company (TE)	2.9303%	(309,485,404)
American Transmission Systems, Incorporated (ATSI)	2.9303%	35,461,033
Jersey Central Power & Light Company (JCP&L)	2.9303%	(279,104,720)
Metropolitan Edison Company (Met-Ed)	2.9303%	(34,021,504)
Penelec	2.9303%	(65,887,747)
York Haven Power Company	2.9303%	14,829,646

(6)          During the second quarter of 2005, there were no financings consummated by any Non-Utility subsidiary that were not exempt under rule 52.

(7)          During the second quarter of 2005, the following guarantees were made by FirstEnergy to support activities of its subsidiaries:

			Purpose of
Beneficiary	Amount	Terms	Guarantee

FirstEnergy Solutions Corp. (FES) (Trading - Electric)
Cargill Power Markets LLC	$2,000,000	(a)	(b)
Consumers Energy	6,500,000	(a)	(b)
Duke Energy Marketing America	5,000,000	(a)	(b)
UBS AG	10,000,000	(a)	(b)

FES (Trading - Gas)
Dominion Field Services	600,000	(a)	(c)
Peoples Energy Wholesale Mktg.	500,000	(a)	(c)
Sprague Energy	100,000	(a)	(c)
Tenaska Gas Storage LLC	2,000,000	(a)	(c)

FirstEnergy Generation Corp. (Fuel Marketing / Coal)
Ceredo Synfuel	5,000,000	(a)	(d)
CIT Group/Equipment Financing	31,061,000	6 years	(e)
Pacific Rim Capital Inc	7,000,000	4 years	(e)

(a)    Such guarantees are issued for a one-year term, with a ten-day termination right by FirstEnergy.
(b)    Parental guarantees issued by FirstEnergy to provide credit support for electric power purchases by subsidiary.
(c)    Parental guarantees issued by FirstEnergy to provide credit support for natural gas purchases by subsidiary.
(d)    Credit backstop to support coal purchases and emission trading
(e)    Credit backstop to support equipment leases.

The following Letters of Credits (LOC) were issued during the second quarter of 2005:

		Purpose of
Beneficiary	Amount	LOC

FirstEnergy
PJM Interconnection, LLC	$5,000,000	(a)

MYR Group Inc.
C. N. A. Insurance	29,000	(b)
Zurich American Insurance	14,600,000	(c)

Penn
Penns ylvania Dept. of Environmental Protection Bureau of Land Recycling & Waste Management	11,454,222	(d)

(a)    Renewed collateral for entering into purchased power agreements with PJM. Original LOC was issued in the third quarter of 2003.
(b)    Replaces Surety Bonds on MYR Group insurance and workers compensation policies. Automated renewal of previous issued LOC.
(c)    Renewed Surety Bonds for self-insurance claims. Original LOC was issued in the fourth quarter of 2003.
(d)    Renewed collateral bond for PA Dept. of EPA for waste management facility in Green Township, Beaver County, PA. Original LOC was issued in the third quarter of 2003.

(8)          During the second quarter of 2005, FirstEnergy entered into fifteen forward starting swap agreements in order to hedge a portion of the consolidated interest rate risk associated with the planned issuance of fixed-rate, long-term debt securities for one or more of its consolidated entities in the fourth quarter of 2006. These derivatives are treated as cash flow hedges, protecting against the risk of changes in the future interest payments resulting from changes in benchmark U.S. Treasury rates between the date of hedge inception and the date of the debt issuance. The notional amounts, counterparties, and principal terms of the forward starting swap agreements are filed pursuant to request for confidential treatment.

(9)          Investments made during the second quarter of 2005 in any intermediate subsidiary or financing subsidiary are as follows:

Company	Investment
(In Thousands $)

Centerior Funding Corporation	$12,373

(10)        During the second quarter of 2005, FirstEnergy filed the following U-6B-2 Forms:

Company	Filing Date
OE	April 27, 2005
TE	April 27, 2005
CEI	April 27, 2005
OE	June 28, 2005

(11)        OE, CEI and TE engaged in jurisdictional financing transactions during the second quarter of 2005. Consolidated balance sheets of OE, CEI and TE for the quarter ended June 30, 2005 are incorporated by reference to OE’s, CEI’s and TE’s Form 10-Q Quarterly Report to SEC for the quarter ended June 30, 2005 (File No. 1-2578, 1-2323 and 1-3583, respectively).

(12)        The following table presented in thousands, provides the capital structure of FirstEnergy on a consolidated basis and each Utility Subsidiary as of the end of the second quarter of 2005.

FirstEnergy	Amount	Ratio
Common Equity	$8,640,396	43.37%
Preferred Stock	213,719	1.07%
Long-Term Debt	10,512,694	52.77%
Short-Term Debt	554,824	2.79%
Total Capitalization	$19,921,633	100.00%

OE
Common Equity	$2,409,698	58.71%
Preferred Stock	75,070	1.83%
Long-Term Debt	1,393,799	33.95%
Short-Term Debt	226,301	5.51%
Total Capitalization	$4,104,868	100.00%

CEI
Common Equity	$1,854,152	41.79%
Preferred Stock	-	-%
Long-Term Debt	2,023,777	45.61%
Short-Term Debt	559,290	12.60%
Total Capitalization	$4,437,219	100.00%

TE
Common Equity	$827,560	49.43%
Preferred Stock	126,000	7.53%
Long-Term Debt	387,432	23.14%
Short-Term Debt	333,136	19.90%
Total Capitalization	$1,674,128	100.00%

Penn
Common Equity	$349,059	62.81%
Preferred Stock	14,105	2.54%
Long-Term Debt	146,941	26.44%
Short-Term Debt	45,597	8.21%
Total Capitalization	$555,702	100.00%

JCP&L
Common Equity	$3,185,687	68.27%
Preferred Stock	12,649	0.27%
Long-Term Debt	1,189,188	25.48%
Short-Term Debt	279,105	5.98%
Total Capitalization	$4,666,629	100.00%

Met-Ed
Common Equity	$1,284,001	61.76%
Preferred Stock	-	-%
Long-Term Debt	694,122	33.38%
Short-Term Debt	101,021	4.86%
Total Capitalization	$2,079,144	100.00%

Penelec
Common Equity	$1,302,650	65.32%
Preferred Stock	-	-%
Long-Term Debt	486,824	24.41%
Short-Term Debt	204,888	10.27%
Total Capitalization	$1,994,362	100.00%

(13)         The following table presented in thousands provides retained earnings analysis of FirstEnergy on a consolidated basis and each Utility Subsidiary as of the end of the second quarter 2005.

	FirstEnergy	OE	CEI	TE
Balance, December 31, 2004	$1,856,863	$442,198	$553,740	$191,059
Net Income	337,718	103,853	54,141	8,041
Cash Dividends on Preferred Stock	-	(1,317)	(1,429)	(4,422)
Cash Dividends on Common Stock	(270,484)	(177,000)	(124,000)	(10,000)
Other	-	-	(1,495)	-
Balance, June 30, 2005	$1,924,097	$367,734	$480,957	$184,678

	Penn	JCP&L	Met-Ed	Penelec
Balance, December 31, 2004	$87,695	$43,271	$38,966	$46,068
Net Income	30,713	69,842	32,139	27,221
Cash Dividends on Preferred Stock	(1,378)	(250)	-	-
Cash Dividends on Common Stock	(8,000)	(40,000)	(34,000)	(30,000)
Other	-	-	1	-
Balance, June 30, 2005	$109,030	$72,863	$37,106	$43,289

(14)        During the second quarter of 2005, there was no change to any of the credit ratings of FirstEnergy or any of its subsidiaries by any of the nationally recognized credit rating agencies.

(15)        FirstEnergy’s aggregate investment includes all amounts invested, or commitments to be invested, in exempt wholesale generators (EWGs), for which there is recourse, directly or indirectly, to the registered holding company. Accordingly, FirstEnergy’s aggregate investment as of June 30, 2005 is as follows:

	(In Thousands
FirstEnergy Generation Corp.	$1,015,544
Termobarranquilla S. A.	46,551
Aggregate Investment in EWGs	$1,062,095	*

*  Aggregate investment amounts reflected here include LOCs and guarantees, but do not include any goodwill or other fair value adjustments.

Aggregate Investment as a Percentage of FirstEnergy and Subsidiary Companies:

Total capitalization	$19,921,633	5.3%
Net utility plant	$13,652,235	7.8%
Total consolidated assets	$31,211,243	3.4%
Market value of common equity	$15,868,423	6.7%

(16)        Set forth below is a summary of the direct or indirect investments as defined in SEC Rule 53(a) by FirstEnergy, as of June 30, 2005 in EWGs, as well as the percentage of equity ownership.

	FirstEnergy’s Investment at 06/30/05	FirstEnergy’s % Equity	Owners not affiliated with FirstEnergy
Associate Company	($000)*	Ownership	Name of Entity	Type of Entity

Termobarranquilla S.A. (a)	$46,551	0%	ABB Energy Ventures, Inc.	Foreign
			Lancaster Steel	Foreign
			Distral Group	Foreign
			Corp. Electrica	Foreign
			Corp. Electrica
			De la Costa
			Atlantica
			Darby Mazzanine
			Holdings, LLC

FirstEnergy Generation Corp.	1,015,544	100%	Not Applicable	N/A

Total Aggregate Investment in EWGs	$1,062,095

     (* )  Aggregate investment amounts reflected here include LOCs and guarantees, but do not include any goodwill or other fair value adjustments.

(a)	FirstEnergy sold Termobarranquilla S.A. on January 31, 2004. The remaining investment represents outstanding LOCs issued by FirstEnergy.

(17)        FirstEnergy and Subsidiary Companies Consolidated Capitalization Ratios as of June 30, 2005:

	Amount (000’s)	Ratio
Common equity	$8,640,396	43.3%
Preferred stock not subject to mandatory redemption	213,719	1.1%
Long-term debt	10,512,694	52.8%
Notes payable	554,824	2.8%

Total capitalization	$19,921,633	100.0%

(18)        Market-to-book ratio of FirstEnergy and Subsidiary Companies common stock as of June 30, 2005:

Closing Market Price per Share	$48.11
Book Value per Share	$26.34
Market-to Book Ratio of Common Stock	182.6%

(19)        No new EWG/FUCO project covered by the Modified Rule 53 Test in which FirstEnergy has invested or committed to invest during the second quarter of 2005.

(20)        Analysis of Growth in Retained Earnings for FirstEnergy and Subsidiary Companies:

(In Thousands)
Retained Earnings as of 06/30/05	$1,924,097
Retained Earnings as of 12/31/04	1,856,863
Growth in Retained Earnings	$67,234

Analysis of Growth in Retained Earnings:
Income contribution from regulated utility companies	$313,954
Income contribution from EWGs	28,595
Income contribution from all other companies	69,347
FirstEnergy Holding and Service companies	(74,178)
Cash dividends declared on common stock	(270,484)
Growth in Retained Earnings	$67,234

(21)        Statements of Operations for the period ended June 30, 2005 for FirstEnergy Generation Corp. will be filed separately under a request for confidential treatment under Rule 104 (b)

SIGNATURE

The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

FirstEnergy Corp.

August 18, 2005
	By:	/s/ Harvey L. Wagner
Harvey L. Wagner Vice President, Controller And Chief Accounting Officer (Principal Accounting Officer)